Exhibit 99.1

The Stars Group Announces First Quarter 2018 Earnings Release Conference Call and Webcast Details

TORONTO – May 2, 2018 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today announced that it will release its financial results for the first quarter ended March 31, 2018 prior to the start of trading on Thursday, May 10, 2018, and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.

•	To access via tele-conference, please dial 1-877-451-6152 or 1-201-389-0879 ten minutes prior to the scheduled start of the call.
•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13678731.
•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=129256

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For investor relations, please contact:

Tim Foran, Tel: +1 437-371-5730, ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser, Press@starsgroup.com